

Mail Stop 4720

July 30, 2009

Darrell R. Raines
Group Vice President and Chief Financial Officer
Southeastern Bank Financial Corporation
3530 Wheeler Road
Augusta, Georgia 30909

      RE: Southeastern Bank Financial Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 13, 2009
              Form 10-Q for the Quarterly Period Ended March 31, 2009
              Filed May 11, 2009
              File No. 0-24172

Dear Mr. Raines,

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q filed for the Period Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations

Lending Activities – Construction and Development Loans, page 5

1.   Given that acquisition, development and construction ("ADC") loans represent a
        significant portion of your loan portfolio and have experienced notable
        deterioration in credit quality in recent periods, please revise your future filings to
        provide the following disclosures with respect to these loans:

        •   Disclose whether you establish loan-funded interest reserves for any of
            your ADC loans;
        •   Disclose the amount of such loans and the accompanying interest reserves
            for each period presented;
        •   Disclose how you monitor such projects throughout their lives to make
            sure the properties are moving along as planned such that it is appropriate
            to continue to capitalize the interest to the loan;
        •   Disclose whether you have ever extended, renewed or restructured terms
            of the related loans, and the reasons for the changes;
        •   Describe your underwriting process for loans with interest reserves, and
            any specific differences in how you underwrite loans with interest reserves
            and loans that do not have interest reserves; and
        •   Disclose whether any of your loans with interest reserves are currently on
            non-accrual.

Net interest margin/income, page 18

2.   Given the continued decrease in the net interest margin recognized during each of
        the last five fiscal periods and interim period of fiscal 2009, and in order for a
        reader to more clearly understand how the changes in the balance sheet
        composition have impacted the net interest margin, please consider revising your
        future filings for interim periods to include the disclosures required by Section I.C
        of Industry Guide III.

Asset Quality, page 21

3.   We note the continued deterioration in the credit quality of your loan portfolio
        during fiscal 2008 and into the first quarter of 2009, which has resulted in a
        significant increase in nonperforming loans and assets as well as significant
        increases in both the loan loss provision and loan charge-offs during that

timeframe. We also note that you attribute a significant portion of the increase in nonperforming loans during 2008 and the 1st quarter of 2009 to several large credits in your ADC portfolio. Please tell us and revise your future filings to provide the following information with respect to those loan relationships which have been the primary drivers of the increase in your nonperforming loans:

- when the loan was originated;
- when the loan became non-accrual;
- the problems associated with the loans and the triggering events that led to either a charge-off or specific allowance allocation;
- the underlying collateral supporting the loan;
- the allowance for loan losses associated with the loan, as applicable;
- the method used to measure impairment (e.g., discounted cash flows, collateral value, etc.);
- the last appraisal obtained for the loan, as applicable; and
- any other pertinent information deemed necessary to understand your review of the loan and related accounting.

4.   Given the significant increase in nonaccrual loans recognized during fiscal 2008 and into fiscal 2009, and in order to give the reader a clear understanding of the problem loans, please revise Table 6 – Nonperforming Assets, in future filings, to include a detail of nonaccrual loans by loan type. Please also include the ratio of the allowance for loan losses to nonperforming loans.

5.   Given the continued increase in OREO, tell us what consideration you have given to disclosing a roll-forward of activity within OREO in future filings (i.e. beginning balance, additions, sales, gains or losses and impairment and ending balance).

Allowance for Loan Losses, page 23

6.   So that a reader would have a clear understanding of how management identifies problem loans within the loan portfolio as well as the steps taken to address any potential problems, please revise your future filings to address the following and provide us with a draft of your proposed revisions:

- Discuss the processes taken by management in identifying potential problem loans;
- Discuss the steps taken in identifying the nature and type of underlying collateral supporting these loans;
- Discuss how management determines the value of the underlying collateral (i.e. if appraisals are obtained, how often and under what circumstance);

- Discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. include the timeframe followed); and
- Discuss the timing when both initial and any subsequent loan charge-offs or additional loan loss provisions are recorded.

7.   Please revise your future filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3426 if you have any questions regarding the above comments.

Sincerely,

Angela Connell
Reviewing Accountant